Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 333-107498

FOR IMMEDIATE RELEASE

Contact:	Ilene A. Angarola First Senior Vice President Investor Relations (516) 683-4420	Contact:	Mary M. Feder Vice President Investor Relations (516) 942-6150

MERGER OF NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.

RECEIVES NEW YORK STATE BANKING DEPARTMENT APPROVAL

Westbury, N.Y. and Jericho, N.Y. – October 2, 2003 – New York Community Bancorp, Inc. (NYSE: NYB) and Roslyn Bancorp, Inc. (Nasdaq: RSLN) today announced that the New York State Banking Department has approved the merger of the two companies, thus concluding the regulatory approval process for the merger.

The companies announced last week that they had received the necessary regulatory clearances for the merger from the U.S. Securities and Exchange Commission, the Federal Reserve Bank of New York, and the Federal Deposit Insurance Corporation.

The companies are currently in the process of seeking shareholder approval of the merger, and will each hold a Special Meeting of Shareholders on October 29, 2003. Subject to shareholder approval on that date, the merger of Roslyn Bancorp with and into New York Community Bancorp is expected to take place at the close of business on October 31, 2003.

New York Community Bancorp, Inc. is the $12.4 billion holding company for New York Community Bank and the fifth largest thrift in the nation, based on current market capitalization. The Company currently serves its customers through a network of 108 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six community divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York metro region, with 52 in-store branches, the Bank is one of the leading producers of multi-family loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

Roslyn Bancorp, Inc. is the $10.8 billion holding company for The Roslyn Savings Bank and is among the five largest publicly traded thrift institutions in New York. The Bank operates 39 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens, and the Bronx. Additional information about the Company is available at www.roslyn.com.

New York Community Bancorp and Roslyn Bancorp have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Roslyn Bancorp may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This release, and other written material, and statements management may make, may contain certain forward-looking statements regarding the companies’ prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The companies intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the companies, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The companies’ ability to predict results or the actual effects of their plans and strategies, including the proposed merger, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Factors that could have a material adverse effect on the operations of the companies and their subsidiaries include, but are not limited to, a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The companies undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.